SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2022
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL Publicly Held Company Corporate Taxpayer 33.042.730/0001-04 NIRE nº 35-3.0039609.0	CSN MINERAÇÃO S.A. Publicly Held Company Corporate Taxpayer 08.902.291/0001-15 NIRE nº 31300025144

MATERIAL FACT

Companhia Siderúrgica Nacional ("CSN") and CSN Mineração S.A. ("CMIN") inform their shareholders and the market in general that have jointly concluded, on July 25, 2022, the Private Instrument of Assignment of Rights and Obligations ("Instrument for Assignment "), through which CSN ceded and transferred to CMIN, controlled by CSN, its’ rights and obligations arising from the Share Purchase and Sale Agreement that was settled on July 1 st, 2022 between CSN and CSN Energia S.A. ("CSN Energia"), with Astra Infraestrutura I Fundo de Investimento em Participação Multiestratégia, managed by Reag Administradora de Recursos Ltda., a limited liability company registered in CNPJ/ME under no. 23.863.529/0001-34 ("FIP Astra") and BMPI Infra S.A., a corporation registered in CNPJ/ME under no. 24.416.909/0001-93 ("BMPI") ("Purchase and Sale Agreement"), through which CSN Energia and CSN, now succeeded by CMIN, committed to acquire 100% (one hundred percent) of the shares issued by Companhia Energética Chapecó – CEC, which is the concession holder for the operation of the Quebra-Queixo Hydroelectric Power Plant ("Chapecó"), owned by FIP Astra and BMPI ("Operation"), considering the possibility of assignment and transfer of CSN's rights and obligations to any of its affiliates under the Purchase and Sale Agreement. As a result of the assignment and transfer subject to the Assignment Instrument, and in accordance with the terms provided for in the Purchase and Sale Agreement, CMIN assumes CSN's contractual position in the Purchase and Sale Agreement, including all rights, duties and obligations arising from said Purchase and Sale Agreement.

The above-mentioned assignment and transfer had the corporate approvals required for this purpose.

CMIN's acquisition of the Quebra-Queixo Hydroelectric Power Plant, with an installed capacity of 120MW, aims to support and strengthen its business expansion strategy, through investments in self-production and renewable energy, for greater competitiveness.

The closing of the Operation, already considering CMIN as a buyer, remains subject, among other suspensive conditions, to approval by the governmental and regulatory authorities.

CMIN will keep its shareholders and the market in general duly informed about the developments of the Operation, in accordance with applicable law.

São Paulo, July 25, 2022.

Marcelo Cunha Ribeiro Executive Officer of Finance and Investor Relations Officer Companhia Siderúrgica Nacional	Pedro Barros Mercadante Oliva Investor Relations Officer CSN Mineração S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 25, 2022

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.